UNITED
SECURITIES AND EXCI
Washington,

09056300

AB 3/10

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53545

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brandt Equities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 1500
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Peterson (312) 362-4068
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 3/19

OATH OR AFFIRMATION

I, Richard Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brandt Equities LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and Subscribed to me on the

19th Day of February 2009

Nancy J. Simenson

Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Richard Peterson

Vice President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen

Certified Public Accountants

Brandt Equities LLC

Statement of Financial Condition

December 31, 2008

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

Members of
Brandt Equities LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Brandt Equities LLC (the Company) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Brandt Equities LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2009

Brandt Equities LLC

Statement of Financial Condition
December 31, 2008

Assets		
Cash	$	2,166
Receivable from clearing broker		9,823,806
Securities owned, pledged		5,547,150
Exchange membership, at cost (fair value $1,750,000)		330,000
Other assets		10,000
Total assets	$	15,713,122
Liabilities and Members' Equity		
Liabilities		
Securities sold, not yet purchased	$	3,986,872
Accounts payable and accrued expenses		90,627
Total		4,077,499
Liabilities subordinated to claims of general creditors		2,000,000
Members' equity		9,635,623
Total liabilities and members' equity	$	15,713,122

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations: Brandt Equities LLC (the Company) is a registered securities broker-dealer, buying, selling and dealing as principal in U.S. securities and derivative financial instruments for its own account. All of the Company's transactions are cleared by another broker-dealer.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments: Transactions in securities and derivative financial instruments are recorded on a trade date basis.

Securities and derivative financial instruments are recorded at fair value in accordance with Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157), with the change in unrealized gains and losses from the preceding period reflected in gains and losses in the statement of income. Brokerage commissions and other trading fees are reflected separately in the statement of income.

Receivable and payable amounts for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition

Income Taxes: Under the provisions of the Internal Revenue Code, the Company is treated as a partnership and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

Exchange Membership: Membership in an exchange is held for operating purposes and is carried at cost.

Recently Issued Accounting Pronouncements: In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies*. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (SFAS 161). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Such disclosures include a description of (a) how and why an entity uses derivative instruments, (b) how derivative instruments are accounted for, and (c) how derivative instruments affect an entity's financial position, financial performance, and cash flows. The statement requires qualitative disclosures about objectives and strategies for using derivatives and quantitative disclosures about fair value amounts of, and gains and losses on, derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with earlier application encouraged. SFAS 161 is effective for the Company in its year ending December 31, 2009. This statement encourages, but does not require comparative disclosures for earlier periods at initial adoption. Management is evaluating the implications of SFAS 161 and its potential effects on the financial condition, results from operations and cash flows.

Note 2. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at December 31, 2008 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 5,380,775	$ 2,337,354
Equity options	166,375	1,649,518
Total	$ 5,547,150	$ 3,986,872

Amounts due to the clearing broker, if any, and securities sold, not yet purchased are collateralized by securities owned and cash on deposit with the clearing broker.

Note 3. Liabilities Subordinated to Claims of General Creditors

At December 31, 2008, the subordinated borrowings of $2,000,000 is from a member, bears interest at 4 percent, and is due December 31, 2007. The subordinated borrowing is available in computing net capital under the minimum capital requirements. To the extent that such borrowing is required for the Company's continued compliance with minimum capital requirements, it may not be repaid (Note 8).

Note 4. Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risks of loss to be remote.

Note 5. Assets and Liabilities Reported at Fair Value

SFAS 157, *Fair Value Measurements*, defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants at the measurement date. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company has applied SFAS No. 157 to all financial instruments that are required to be reported at fair value.

Note 5. Assets and Liabilities Reported at Fair Value, *Continued*

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 1 consists of financial instruments whose fair values are estimated using quoted market prices.

Level 2 – Quoted prices for identical or similar assets or liabilities in markets that are less active, that is, markets in which there are few transactions for the asset or liability that are observable for substantially the full term. Included in Level 2 are those financial instruments for which fair values are estimated using models or other valuation methodologies.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are not readily observable from objective sources.

A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Exchange-traded securities and derivative contracts that trade in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency are classified within Level 1. In addition, substantially all of the Company's other assets and liabilities are considered financial instruments and are already reflected at fair value or at carrying amounts that approximate fair values because of the short maturity of the instruments. Therefore, their carrying amounts approximate their fair values.

In determining the appropriate fair value hierarchy levels, the Company performs a detailed analysis of the assets and liabilities that are subject to SFAS No. 157. The following table summarizes the Company's financial assets and liabilities as of December 31, 2008, by level within the fair value hierarchy.

	Level 1
Assets	
Securities owned	
Equity securities	$ 5,380,775
Equity options	166,375
	5,547,150
Receivable from brokers	
Futures contracts	(26,591)
Total assets	$ 5,520,559
Liabilities	
Equity securities	$ 2,337,354
Equity options	1,649,518
Total liabilities	$ 3,986,872

There are no Level 2 or 3 instruments.

Note 6. Financial Instruments with Off-Balance-Sheet Risk

The Company, in connection with its proprietary trading activities, enters into transactions involving derivative financial instruments, primarily options on equity securities. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of amounts recorded in the statement of financial condition.

Market Risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

The Company has sold securities that it does not own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2008.

Credit Risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentrations of Credit Risk: All trades of Brand Equities LLC are cleared through Goldman Sachs Execution and Clearing L.P. (Goldman Sachs). Pursuant to agreement, Goldman Sachs is required to, among other things, perform computations for proprietary accounts of introducing brokers (PAIB) and segregate certain assets on behalf of Brandt Equities LLC. However, in the event of Goldman Sachs insolvency, or in the event it does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing broker.

Note 7. Members' Equity

The Company's operating agreement provides for three classes of members with varying rights, preferences, privileges and obligations. Class A members have sole voting rights. All actions taken by Class A members require unanimous approval of Class A members. A designated manager has the sole power and authority to carry out management responsibilities and control the day-to-day management of the Company's operations, including distributions and admittance of new members and classes of members. The manager has the authority to distribute to Class B and Class C members the balance of such members' equity accounts. Class B and Class C members must have prior consent from the manager to withdraw their equity from the Company. As of December 31, 2008, members' equity balances were Class A - $3,369,285 and Class C - $6,266,338.

Note 8. Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 2/3 percent of "aggregate indebtedness," as these terms are defined. Net capital changes from day to day, but at December 31, 2008, the Company had net capital and net capital requirements of approximately $9,670,000 and $100,000, respectively. The minimum capital requirements may effectively restrict the payment of distributions and the repayment of liabilities subordinated to the claims of general creditors.